Via EDGAR Transmission

July 20, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Heather Clark and Claire Erlanger

Re:	Garmin Ltd.
Form 10-K for the Fiscal Year Ended December 30, 2017
Filed February 21, 2018
File No. 000-31983

Dear Ms. Clark and Ms. Erlanger:

Set forth below are the responses of Garmin Ltd. (the “Company,” “we,” “us” or “our”) to the comment letter dated July 11, 2018 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing of the Company.

For the convenience of the Staff, we have set forth below the text of the Staff’s comments from the Comment Letter in bold typeface followed by the Company's responses thereto. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 30, 2017

6. Income Taxes, page 82

1.	Please provide further details on the nature of the February 2017 tax election that resulted in a $180 million tax benefit during the year. Your response should clarify the election you took during 2017, including any applicable tax rates, and further information on the alignment of Swiss corporate tax positions with evolving international tax initiatives.

Response:

In fiscal 2017, the Company recorded a $180.0 million tax benefit primarily related to the revaluation of Switzerland deferred tax assets which will reverse at an expected tax rate of 8.7% compared to the rate expected in the prior period of 1.0%. The increase in the tax rate scheduled to apply to these temporary differences is the result of the Company’s decision in the first quarter of 2017 to cease applying provisions of Swiss tax law that exempt a portion of its income from taxation after considering the impact of amortization. Since relocating to Switzerland in June 2010, the Company had applied and expected to continue to apply these provisions of Swiss tax law. As such, temporary book to tax differences primarily related to intangible assets in Switzerland were scheduled to reverse at the reduced tax rate. For reasons described below, the Company elected to discontinue the application of the exemption beginning in the first quarter of 2017.

International taxing standards continue to evolve, especially since the completion of the Organization for Economic Co-Operation and Development (OECD) BEPS Project which set out recommendations for consensus-based international tax rules. While these recommendations are not changes to tax law, the countries where we operate have implemented and continue to implement legislation incorporating various provisions of the project’s recommendations. This includes Switzerland, where the government agreed with the European Union to enact corporate tax reform which is currently progressing through Swiss legislative procedures. The Company’s election to cease applying certain Switzerland tax law provisions better aligns our Swiss tax positions with the proposed Swiss tax reform legislation and evolving international taxing standards.

The Company will further indicate that the revaluation of Switzerland net deferred tax assets is the primary reason for the 2017 tax benefit in the Notes to Consolidated Financial Statements in the Company’s next Form 10-Q for the fiscal period ending June 30, 2018 and in future filings where comparable 2017 financial data is presented.

2.	We refer to the table on page 83. Please explain the reason for the significant increase in the deferred tax asset related to amortization from fiscal 2016 to fiscal 2017.

Response:

The $149.8 million increase in deferred tax assets categorized as “amortization” is primarily due to the increase in tax rate from 1.0% to 8.7% expected to apply to temporary differences in Switzerland-based intangible assets and the timing of related amortization expense. As described in our response to comment 1 above, the increase in the expected Switzerland tax rate was a result of the Company’s election to align certain Switzerland corporate tax positions with evolving international tax initiatives. The Switzerland net deferred tax assets revalued in fiscal 2017 are largely those which have consistently been classified as amortization related deferred tax assets.

The Company will include explanation of the nature of the $165.1 million amortization related deferred tax asset in the Notes to Consolidated Financial Statements in our next Form 10-K for the fiscal year ending December 29, 2018, and the Company will, in future filings on Form 10-K, include explanation of the reasons for all material changes in deferred tax accounts.

Schedule II - Valuation and Qualifying Accounts, page 105

3.	We note your adjustment to the allowance for doubtful accounts during 2017 of $11.5 million represented approximately 79% of the beginning balance of the allowance. In this regard, when you have material changes in your allowance accounts, please revise Schedule II to include footnote disclosure concerning the reasons for the significant variances.

Response:

The Company acknowledges the Staff’s comment with respect to including disclosure of the reasons for significant variances in allowance accounts. The $11.5 million deduction from the allowance for doubtful accounts during the fiscal year ended December 30, 2017 was a result of the write-off of uncollectable accounts that had previously been fully reserved. The Company will include this disclosure in a footnote to Schedule II in the Company’s next Form 10-K for the fiscal year ending December 29, 2018, and the Company will, in future filings on Form 10-K, include explanation of the reasons for all material changes in allowance accounts.

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Please do not hesitate to contact the undersigned at (913) 397-8200 if you have any questions regarding this submission.

Very truly yours,

GARMIN LTD.

/s/ Douglas G. Boessen

Chief Financial Officer